SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30681; File No. 812-13973]

American General Life Insurance Company, <u>et al</u>.

August 29, 2013

<u>Agency</u>: The Securities and Exchange Commission ("Commission")

<u>Action</u>: Notice of application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the "Act") granting exemptions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder.

<u>Applicants</u>: American General Life Insurance Company ("American General"), The United States Life Insurance Company in the City of New York ("US Life") (each, an "Insurance Company" and together, the "Insurance Companies"), SunAmerica Capital Services, Inc. (the "Distributor"), Variable Separate Account ("VSA") and FS Variable Separate Account ("FS VSA") (together, the "Separate Accounts"). The Insurance Companies, the Distributor, and the Separate Accounts are collectively referred herein as the "Applicants."

<u>Summary of Application</u>: The Applicants seek an order under Section 6(c) of the Act, exempting them from Sections 2(a)(32), 22(c), and 27(i)(2)(A) of the Act and Rule 22c-1 thereunder, to permit the recapture, under specified circumstances, of payment enhancements previously applied to purchase payments under certain variable flexible premium deferred annuity contracts issued by the Insurance Companies.

<u>Filing Date</u>: The application was filed on November 14, 2011, and amended and restated applications were filed on February 14, 2012, February 16, 2012, June 13, 2012, and July 29, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 23, 2013, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requestor's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: American General Life Insurance Company and Variable Separate Account, 1 SunAmerica Center, Los Angeles, CA 90067-6121; The United States Life Insurance Company in the City of New York and FS Variable Separate Account, One World Financial Center, 200 Liberty Street, New York, NY 10281; SunAmerica Capital Services, Inc., Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311.

For Further Information Contact: Jeffrey A. Foor, Senior Counsel or Joyce M. Pickholz, Branch Chief, Insured Investments Office, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   In this application, Applicants seek the exemptions needed to recapture payment enhancements offered under the Polaris Advantage II variable annuity (the "Contracts") to be issued by each of American General and US Life, in the circumstances set forth below. The Contracts offer a payment enhancement or "bonus" and are registered on Form N-4 in registration statements, file nos. 333-185780 and 333-178848. Applicants also ask that the exemptions requested extend to variable annuity contracts that are substantially similar in all material respects to the Contracts (the "Future Contracts") issued through the Separate Accounts or any other separate account of the Insurance Companies established in the future ("Future Separate Accounts") to support Future Contracts. Applicants request that the order sought herein extend to any future insurance company that will be the successor in interest to American General or US Life as a result of a reorganization into another jurisdiction or a change in the type of business organization. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Applicants, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contracts offered through the Separate Accounts or any Future Separate Account ("Broker-Dealers"). Applicants also request that the order extend to broker-dealers that are FINRA-registered and not affiliated with Applicants or the Broker-Dealers (the "Unaffiliated Broker-Dealers"). Each Unaffiliated Broker-Dealer will have entered into a dealer agreement with the Distributor or an affiliate of the Distributor prior to offering the Contracts.

2.   American General is a stock life insurance company organized under the laws of the state of Texas. American General is an indirect, wholly owned subsidiary of

American International Group, Inc. ("AIG"), a Delaware corporation. US Life is a stock

life insurance company organized under the laws of the state of New York. US Life is an

indirect, wholly owned subsidiary of AIG. The Distributor, an affiliate of American

General and US Life, is the distributor of the contracts and is registered with the

Commission as a broker-dealer under the Securities Exchange Act of 1934, as amended

(the "1934 Act") and is a member of Financial Industry Regulatory Authority

("FINRA").

3.   American General is the depositor and sponsor of Variable Separate Account.

US Life is the depositor and sponsor of FS Variable Separate Account. American

General and US Life may in the future issue Future Contracts through the Separate

Accounts, or through Future Separate Accounts for which they would also serve as

depositor.

4.   Variable Separate Account is a segregated asset account of American General

and FS Variable Separate Account is a segregated asset account of US Life (File Nos.

811-03859 and 811-08810, respectively). Each Separate Account is registered under

the Act as a unit investment trust and meets the definition of separate account set forth in

Section 2(a)(37) of the Act. The same will be true of any Future Separate Account.

5.   The Contracts are flexible premium deferred variable annuity contracts. The

minimum initial purchase payment for the Contracts is $25,000, and any additional

purchase payment must be at least $500 (except for owners who participate in certain

periodic purchase payment programs, in which case the minimum purchase payment

must be at least $100). The maximum issue age for the Contracts is 80, meaning that

(i) the owner must be 80 or younger or (ii) for Contracts that are not owned by natural persons, the annuitant must be 80 or younger.

6.   The Contracts offer variable portfolios and fixed account(s). At present, the Contracts offer portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust. Under the Contracts, Applicants reserve the right to offer new variable portfolios or stop offering existing variable portfolios. New variable portfolios may be made available to existing owners and variable portfolios may be closed to new allocations or allocations of additional purchase payments or transfers. In addition, Applicants may also liquidate the shares of any variable portfolio, substitute the shares of one underlying fund held by a variable portfolio for another and/or merge variable portfolios or cooperate in a merger of underlying funds (subject to Commission approval).

7.   An owner may elect one of two optional living benefits: the SunAmerica Income Plus or the SunAmerica Income Builder. An owner will receive the standard death benefit or may elect the optional Maximum Anniversary Value death benefit for an additional fee. Applicants may add other optional living and death benefits to the Contracts in the future. The Contracts also offer optional features at no additional cost such as automatic asset rebalancing, systematic withdrawals, dollar cost averaging, nursing home waiver, and spousal continuation with death benefit step-up. A discussion of the features of the Contracts, including the optional living benefits and death benefits, is included in the application.

8.   An owner can annuitize the Contracts using available fixed and/or variable annuity income payment options. Those annuity payment options include life income; life income with 10 or 20 year period certain; or income for only a period certain (5-30 years); joint and survivor life income; joint and survivor life income with 10 or 20 year period certain. Generally, the latest annuitization date is the first business day of the month following the annuitant's 95th birthday.

9.   The annualized Separate Account expense is 1.90% of the average daily ending net asset value allocated to the variable portfolios for contract years 1-9, reducing to 1.30% after the 9th contract anniversary. There is a maintenance fee equal to $50 which is assessed annually on the Contract's anniversary date, and is currently waived for Contracts of $75,000 or more. There is no fee with respect to the first 15 transfers in a contract year, but after the 15th such transfer, a fee of $25 per transfer is currently imposed ($25 maximum).

10.   There is a contingent deferred sales charge ("Withdrawal Charge") under the Contracts, the amount of which is based on the number of years that have elapsed since the receipt date of each purchase payment. The Withdrawal Charge is equal to 9%, 9%, 8%, 8%, 7%, 6%, 5%, 4%, 3%, 0% beginning in year 1, and ending with no Withdrawal Charge in year 10 and later for each purchase payment. No Withdrawal Charge is imposed on the portion of a withdrawal that can be taken as part of the free withdrawal feature of the Contracts. The maximum free withdrawal amount available in each year is equal to the greater of 10% of all purchase payments that are subject to a Withdrawal Charge and not yet withdrawn or a maximum annual withdrawal amount available if a

living benefit feature has been elected. No Withdrawal Charge is imposed in any situation in which Applicants intend to recapture a payment enhancement.

11.   Under the Contracts, Applicants will credit a payment enhancement for each purchase payment made to the Contracts during the first two Contract years. Applicants calculate the payment enhancement as a percentage of each purchase payment received, and credit it at the time Applicants receive the purchase payment (hereinafter, a "Payment Enhancement"). The Payment Enhancement rate credited is the rate in effect for the applicable enhancement level at the time Applicants receive each purchase payment (hereinafter, "Payment Enhancement Rate"). The initial Payment Enhancement level is determined by the amount of the initial purchase payment. The Payment Enhancement level for subsequent purchase payments is determined by adding the amount of the subsequent purchase payment to the contract value on the date Applicants receive the purchase payment. If a higher Payment Enhancement level is achieved by the sum of the contract value and the subsequent purchase payment, the Payment Enhancement Rate for that higher level is applicable to the entire subsequent purchase payment.

12.   The Payment Enhancement Rates credited are the same for all owners; however, the Payment Enhancement levels may differ by broker-dealer. For the currently offered Polaris Advantage II Contracts, the Payment Enhancement Rate is 4% for a Payment Enhancement level of less than $250,000 (or less than $100,000 for certain broker-dealers) and the Payment Enhancement Rate is 6% for a Payment Enhancement level of $250,000 and greater (or $100,000 or greater for certain broker-dealers). The Payment Enhancement Rate currently being offered may be increased or decreased by the Applicants at any time for prospectively issued Contracts and Future Contracts.

Currently, purchase payments are credited with the Payment Enhancement Rate of up to 6.0%; however, purchase payments may be credited with a Payment Enhancement Rate of up to 7.5% for prospectively issued Contracts and Future Contracts.

13.   Each Insurance Company will fund Payment Enhancements from its general account assets. Each Payment Enhancement will be allocated to the variable portfolios and available fixed account(s) in the same proportion that the corresponding purchase payment is allocated to such options.

14.   Applicants seek to recapture the Payment Enhancements under the following circumstances: (a) if the Contracts are returned during the free look period, Applicants will deduct such Payment Enhancements from the contract value; (b) if the owner's date of death is within 12 months of any Payment Enhancements being credited to the Contracts, Applicants will deduct such Payment Enhancements credited within 12 months of the owner's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit; and/or (c) if the continuing spouse's date of death is within 12 months of any Payment Enhancements being credited to the Contracts, Applicants will deduct such Payment Enhancements credited within 12 months of the continuing spouse's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit payable to the continuing spouse's beneficiary.

15.   The amount recaptured will equal the entire Payment Enhancement amount without adjustment up or down for investment performance. Therefore, the owner will receive any gain on the Payment Enhancement amount that is recaptured and will bear any loss since the amount that is recaptured will equal the amount of the Payment

Enhancement. Applicants will recapture the Payment Enhancements in the manner

contemplated by the application only with respect to Contracts issued on or after the date

that the Commission grants the order requested by this application.

Applicants' Legal Analysis

1.	Section 6(c) of the Act authorizes the Commission to exempt any person, security or

transaction, or any class or classes of persons, securities or transactions, from the provisions

of the Act and the rules promulgated thereunder if and to the extent that such exemption is

necessary or appropriate in the public interest and consistent with the protection of investors

and the purposes fairly intended by the policy and provisions of the Act.

2.	Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an

order to the extent necessary to permit the recapture of Payment Enhancements under the

circumstances described above. Applicants believe that the requested exemptions are

appropriate, in the public interest and consistent with the protection of investors and the

purposes fairly intended by the policy and provisions of the Act.

3.	Applicants submit that the recapture of the Payment Enhancements will not raise

concerns under Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1

thereunder. Applicants represent that the Payment Enhancements will be recaptured only

under the circumstances described above.

4.	Applicants state that the amounts recaptured equal the Payment Enhancements

provided by an Insurance Company from its own general account assets. Applicants argue

that when the Insurance Company recaptures the Payment Enhancement, it is merely

retrieving its own assets, and the owner has not been deprived of a proportionate share of the

Separate Accounts' assets, because his or her interest in the Payment Enhancement amount

has not vested. With respect to a Payment Enhancement recaptured upon the exercise of the

9

free look privilege of the Contracts, Applicants submit it would be unfair to allow an owner

exercising that privilege to retain the Payment Enhancement under Contracts that have been

returned for a refund after a period of only a few days. If the Applicants could not deduct the

Payment Enhancement from the amount returned to an individual during the free look period,

Applicants would bear the loss on the value of the Payment Enhancement if the contract

value dropped during the free look period. If the Contracts are returned during the free look

period, Applicants also note that a Contract owner is entitled to retain any investment gain

attributable to the Payment Enhancement, even if the Payment Enhancement is deducted.

Furthermore, the recapture of the Payment Enhancement if the owner's death occurs within

12 months after receipt of a Payment Enhancement, is designed to provide the Insurance

Companies with a measure of protection against "anti-selection." The risk is that an owner,

with full knowledge of impending death or serious illness, will make very large payments to

the Contracts which, according to the Applicants, could result in significant financial

exposure to the Applicants.

5.   The recapture of a Payment Enhancement could be viewed as involving the

redemption of redeemable securities for a price other than one based on the current net asset

value of a Separate Account. The recapture of the Payment Enhancement does not involve

either of the harms that Rule 22c-1 was intended to address, namely: (i) the dilution of the

value of outstanding redeemable securities of registered investment companies through their

sale at a price below net asset value or redemption or repurchase at a price above it, and (ii)

other unfair results, including speculative trading practices.

6.   Applicants assert that the proposed recapture of the Payment Enhancement does not

pose a threat of dilution. To effect a recapture of a Payment Enhancement, interests in an owner's contract will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Payment Enhancement that the Insurance Company paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Payment Enhancement, the amount of that gain will be determined on the basis of current net asset value. Similarly, the owner will bear any loss if investment performance declines since the amount that is recaptured will equal the amount of the Payment Enhancement. Therefore, no dilution will occur upon the recapture of a Payment Enhancement.

7.   Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Payment Enhancement because the pricing of the bonus recapture will occur on the basis of the net asset value calculated in accordance with Rule 22c-1 on the date of the recapture.

8.   Applicants submit that their request for an order that applies to any Separate Account or any Future Separate Account established by American General and US Life in connection with the issuance of Contracts and Future Contracts, and underwritten or distributed by the Distributor or other broker-dealers, is appropriate in the public interest. Applicants request that the order sought herein extend to any future insurance company that will be the successor in interest to American General or US Life. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no

issue under the Act that has not already been addressed in this application. Having

Applicants file additional applications would impair Applicants' ability effectively to take

advantage of business opportunities as they arise.

9.   Applicants undertake that Future Contracts funded by Separate Accounts or by Future

Separate Accounts that seek to rely on the order issue pursuant to the application will be

substantially similar to the Contracts in all material respects.

<u>Conclusion:</u>

For the reasons set forth in the application, the Applicants assert that the requested order

meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be

granted.

    For the Commission, by the Division of Investment Management under delegated

authority.

                                    Kevin M. O'Neill
                                    Deputy Secretary